CREDEX CORPORATION
                                   454 Treemont Drive
                                 Orange City, FL  32763
                                   386-218-6823 phone

November 3, 2010

Michael Clampitt, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549    Mail Stop 4561

 Re:	Credex Corporation
	Registration Statement on Form 10
	Filed October 6, 2010
	File No.  0-54142

Dear Mr. Clampitt:

     We have received your comment letter dated November 2, 2010. We have reviewed all of your comments and spoken by telephone to some of your staff members regarding our intended responses to some of your comments and sought guidance on other comments The responses that follow are numbered to correspond with the numbers of your comments. They are also inserted, where applicable, into the revised Form 10-12g/A.

     Our responses to your comments are as follows:

Form 10-12G filed October 6, 2010

Business, Page 3

3.   We have inserted into the revised Form 10 at page 3 the following:

     The Company has attempted to raise funds for its stated purpose by two different methods previously. 1)The Company has attempted to attract private placement investment by discussions with individual potential investors. The Company sold some of its stock through its own effort to various individuals. The Company believes now with its Form 10 and S-1 filing it can attract smaller investments from a wider public population.
     2) The Company has tried to sell its stock with the use of Regulation D, Rule 506. This was unsuccessful. Although the Company was formed on September 2, 2005, it did not develop

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     its business plan until 2008. The Company has diligently strived to raise equity capital. It has not yet implemented its plan nor began operations because it has not yet been successful in raising the equity capital necessary to implement the plan.

4. The following sentence is added to the first paragraph of "The Company" page 3:

     The Company has had minimal revenues to date. It has an accumulated deficit of $52,804.00.

5. We have deleted "immediate revenue for profit" and expanded the disclosure of our business plan.

6. We have deleted the following language "intends to hire additional management that has over 15 years experience in analyzing, forecasting, planning, implementing and achieving projected recovery yields from portfolios of charged-off accounts."

7. We have revised our business plan to clarify the form of milestones, indicating the specific steps needed to make the company operational and successful, the timing of those steps in weeks, months, quarters, the costs, the source of funds and the expected date of first revenues.

8. We have deleted the following statements regarding the characteristics of "50-day Charge-off" credit card debt, particularly the claim regarding a "consistent predictable yield in excess of 150% of cost."

9. We have designated Cypress as a related party in Number of Employees on Page 4 and also in Certain Relationships and Related Transactions, Item 7.

     Inserted on Page 4:

     Effective July 12, 2010, the Company entered into an agreement for services with Cypress Bend Executive Services, LLC ("Cypress"), a related party, whereby Cypress acts as consultant to:

     1. Raise the necessary money for the Company to operate in the short term,

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     2. Prepare and file documents with the SEC to take the Company public,
     3. Secure a transfer agent and market maker broker-dealer for the Company's stock,
     4. Secure the necessary audits for the required filing documents, and
     5. Provide day-to-day operational management of the Company.

     In exchange for these services, which the Company anticipates will last for six month period, the Company agreed to pay Cypress cash fees of $200,000 as well as provide Cypress with 2,958,625 shares of its stock, which effectively transfers control of the Company to Cypress during this period. Upon receipt of the cash payment of $200,000, Cypress is to return the shares to the Company's treasury.

Inserted on Page 26:

    Cypress is a Nevada, LLC with three members. It was formed on July 7, 2010. Cypress has a business plan to provide services similar to those provided to Credex. Credex is Cypress's first client.

10.  The following paragraph has been inserted to "The Company" page 3:

     Company intends to file an S-1 to register the shares now in the hands of the shareholders. This will allow the shareholders an opportunity to profit from their investment if a market develops in the stock. By Registering the stock, there is a much greater chance that the investment will be liquid. We intend to also file an S-1 at a later undetermined date to register authorized but unissued stock to raise capital for the Company. By filing the Form 10 and S-1 in the manner proposed the Company will be able to obtain a trading symbol and have an established market for the stock prior to filing the S-1 to register the new issue.

Risk Factors, Page 12

11. The following sentence has been deleted "We are in a competitive industry with well financed competitors."

12.  We have deleted the generic Rick Factors.

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Development Stage Company, page 12

13. The following paragraph has been inserted on page 14 to clarify that the company will require additional funding to affect its business plan.

     Credex is a development stage company. The Company will be reliant upon additional funding between $100,000 and $250,000 during the next twelve
     (12) months to initiate its business as set forth in its continuing strategic plan for growth.

Uncertainty of Significant Assumptions, page 13

14.  Any reference to "there can be no assurance" is deleted.

15. We have the revised the Uncertainty of Significant Assumptions risk factor to clarify the risk we are describing.

     The Company's plans for financing and implementing its planned business operations and the projection of the Company's potential for profitability from its intended operations are based on the experience, judgment and certain assumptions of management and upon certain available information concerning availability of non-performing credit card debt. Funds anticipated through stock sales may not be realized. The Company's plans are based on the following assumptions: That all or any shares in future offerings will be sold; that the Company will be successful in adhering to its planned formula for growth; and that sales will reach a minimum level to allow probability.

16.  Any reference to "this offering" is deleted.

Competition, page 13

17.  We have revised the risk factor as follows:

     Competitors of the Company include traditional consumer debt buyers and sellers such as Portfolio Recovery Associates, Collins Financial Services, Inc., Oliphant Financial Corp., US Credit Corp., and many other financial institutions. Competitors have

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     an advantage over the Company primarily due to the fact that they have more funds to invest in portfolio purchases. These competitors also have lengthy profitable operating histories.

No Historical Basis for Management's Opinion, page 14

18.  We have revised the risk factor as follows:

     Although all of the Company's Officers, Directors, and its management team have experience in and have been involved in the daily operations of the Company, there is no basis, other than the judgment of the Company's management, on which to estimate, (i) the level of market acceptance or the amount of revenues which the Company's planned operations may generate, or (ii) other aspects of the Company's proposed operations.

Our Management has Limited Experience in Managing..page 14

19. We have deleted the risk factors with different formatted headings. These were incorrectly inserted in the document by some with an accounting bias.

20. Please see answers 21 and 38 in response to "management has limited experience" in managing a public company.

21. We have revised the statement "that none of the officers or directors have any experience managing a company in this industry" to read as follows on page 16:

     None of the officers or directors have any experience in management of a company providing the services Credex proposes to offer.

     Only Mr. Salmond, the company's CFO, has experience managing and operating a public company. Failure to comply or adequately comply with any laws, rules, or regulations applicable to our business may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition and could result in delays in the development of an active and liquid trading market for our stock.

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Our Planned Expansion could be delayed...

22.  This risk factor has been deleted.

We encounter substantial competition in our business...,

23.  This risk factor has been deleted.

Our Limited Operating History May not Servs...,

24.  This risk factor has been deleted.

25.  This risk factor has been deleted.

We Need to Manage Growth in Operations...,

26.  This risk factor has been deleted.

Need for Additional Employees,

27.  This risk factor has been deleted.

There is a Limited Liquidity on the OTCBB,

28.  This risk factor has been deleted.

Currently There is no Public Market for our Securities,

29.  This risk factor has been deleted.

30.  Any and all reference to "CTCJ" has been deleted.

31. The statement that "FINRA has approved your stock for quotation on the OTCBB" has been deleted.

32.  The phrase "fully distributed" has been deleted.

Liquidity and Capital Resources, page 16

33.  We have inserted the revised statement on page 17.

     We anticipate taking the following actions during the next 12 months, assuming we receive the required funding:

     Buy Portfolios

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     Begin Collections
     Continue Collections

34.  The Company's history is better explained on page 3 under "The Company."

Proposed Business, page 18

35. We have inserted the following into the second paragraph of the Proposed Business to explain the expected return of 10% to 12% of the face value of the portfolios acquired.

     According to Kaulkin Ginsberg Whitepaper: Operational Efficiency in the ARM Industry dated October 2006, an example shown of a debt buyer purchasing a $100 million portfolio face value of delinquent receivables for 5 cents on the dollar would spend $5 million for the acquisition of the portfolio. Collection of $15 million on the portfolio over the next
     5 years shows a 3X return. Because the economy has declined from 2006, the management of the Company believes 10% to 12% return is a conservative position to have until full operations are attained with experienced personnel.

Directors and Executive Officers, page 20

36. We have revised the second paragraph of Denise Leonardo's resume' on page 21 to say:

     Ms. Leonardo received the designation of CSOX (Certificate in Sarbanes-Oxley) in December, 2006 from the SOX Institute of the Sarbanes-Oxley Group, Clifton, New Jersey.

37. We have deleted any and all reference to such subjective and promotional words as "outstanding team," "superior service," "cohesive team," "effectively leveraging," and "meet and exceed customer expectations."

38. We have revised Mr. Salmond resume' to briefly discuss the size and nature of the "several public companies" for which Mr. Salmond has acted as CFO:

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     Steven G. Salmond - Mr. Salmond has consulted small businesses on accounting and related systems including setup of accounting system, transfer of accounting records to new systems, and training of staff in the new systems. He has also in the private sector of accounting performed accounts receivable, accounts payable, payroll, general journal adjustments and prepared financial statements for both publicly and privately held companies. Mr. Salmond has been Chief Financial Officer ("CFO") in several public companies reporting under the 1934 Securities Act. Mr. Salmond was the CFO in Lincoln Floorplanning Company, Inc. and consulted the CFO of United Park City Mines for its 1934 filings. Lincoln was a small company with no continous operations. United Park was a New York Stock Exchange company with real estate development operation until it was taken private. He has managed personnel in accounting departments as well as work under the management of accounting to perform the work to be completed.
     Mr. Salmond has experience in oil and gas, timber harvesting, mining, real estate development, water purification equipment manufacture and service, computer software training, marketing, and health spas. Mr. Salmond was an audit partner in a small accounting practice. He audited oil and gas, mining, health spas, printing, fast food and startup companies. Most of the audits were for publicly traded companies with some filing with the U.S. Securities and Exchange Commission. He graduated with a B.S. Degree in Accounting in 1975 from Weber State University located in Ogden, Utah.

Certain Relationships and Related Transactions, page 26

39. We have inserted the nature of the subscription agreements referred to and have attached a copy to the Amended Form 10 as an exhibit. Each purchaser of stock pursuant to the Private Placement Memorandum signed a subscription agreement. All of these subscription agreements are the same. A specimen is attached as Exhibit 10.2.

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Market Price of and Dividends on the Registrant's Common Equity..., page 26

40. We think we can sell this stock because this is a booming industry because of the increasing amount of defaulted credit card debt. The profit margins exceed most other business models thus providing the basis to establish a market in the company's equities.

41. We have inserted the following to describe the differences between having shares quoted on the OTCBB and on the Pink Sheets. The Bulletin Board interdealer systems both require current information on file with the SEC. They also provide somewhat real time information as to trades in quoted securities. The Pink Sheets do not require current information to be on file and the current tracking of trades in less than real time.

Recent Sales of Unregistered Stock, page 27

42. The reverse transaction on 5/15/2010 involving $16,131 was included as a issuance of new stock in error. The chart on Item 10 is now current as of 9/30/2010. The sale of all of this unregistered stock was not pursuant to any public offering. The stock was not advertised in any media. No solicitation in any form was made to the general public.

Description of Registrant's Securities to be Registered, page 28

43. To clarify the 5,658,000 shares of common stock outstanding we have updated the outstanding shares as of September 30, 2010.

44. Any and all references to "shares of common stock offered by this prospectus" and "all of the shares offered by him under this prospectus" and the "Securities registered hereby" have been deleted.

Exhibits

45.  We have attached a copy of the management contract with Cypress as
     Exhibit 10.1, page 61.

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    The Company understands it is responsible for the adequacy and accuracy of the disclosure in the filing.

    The Company understands that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

    The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,


Denise Leonardo
President





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